[logo – American Funds®]

Capital Research and Management Company
333 South Hope Street
Los Angeles, California 90071-1406

Phone (213) 486-9200
Fax (213) 615-0430

August 5, 2009

Ms. Rebecca Marquigny, Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street, NE
Washington, DC 20549

Re:           American Funds Insurance Series - Preliminary Proxy Statement

Dear Ms. Marquigny:

This letter is in response to oral comments we received from you on August 3, 2009 to the American Fund Insurance Series Preliminary Proxy Statement filed on July 27, 2009.  Our responses to your comments are set forth below.  We intend to incorporate any changes to disclosure in a Definitive Proxy Statement.

1.         Comment:  In the question and answer portion at the front of the Proxy Statement, under the question “What if there are not enough votes of shareholders of my Fund(s) to approve Proposals 1 through 7?,” please clarify the effect of proportional voting by insurance companies.

Response:  We note your comment and will add disclosure to clarify the effect of proportional voting by insurance companies on the Series’ ability to reach a quorum and obtain approval of the Proposals.

2.         Comment:  In the question and answer portion at the front of the Proxy Statement, under the question “Who will pay the costs associated with obtaining shareholder approval of the Proposals?,” please make the affirmative statement that the Series will bear the costs.

Response:  We note your comment and will add disclosure that the Series will bear the costs associated with obtaining shareholder approval of the Proposals.

3.         Comment:  Please “un-bundle” Sub-Proposal 3G so that each fundamental policy proposed to be eliminated will be set out as a separate proposal.

Response:  Sub-Proposal 3G requests a shareholder vote on the elimination of the Funds’ fundamental investment policies that are not required by the Investment Company Act of 1940 (“the 1940 Act”).  We believe that requiring shareholders to vote separately on those fundamental investment policies mandated by the 1940 Act and allowing shareholders to consider the elimination of other fundamental investment policies as one proposal is consistent with the requirements of the 1940 Act.  Shareholders will have a chance to vote on the elimination of the fundamental policies and we have clearly identified in the Proxy Statement each fundamental investment policy that is proposed to be eliminated.  To further clarify, we will add disclosure to the Definitive Proxy Statement stating that if a shareholder wants to vote to keep one or more of the policies proposed to be eliminated he or she may vote against the proposal.

Many of the fundamental investment policies proposed to be eliminated were adopted to satisfy state regulatory requirements.  These requirements were preempted by the National Securities Markets Improvement Act of 1996 and are thus no longer applicable to the Funds.  Other fundamental investment policies reflect the Funds’ policies on diversification.  With respect to this type of policy, the Funds will remain subject to the 1940 Act diversification requirements.  The elimination of these fundamental investment policies is intended to streamline and simplify the Funds’ operations.  The Funds currently comply with these restrictions and their elimination will not have any practical day-to-day impact on the management of the Funds’ assets or increase the Funds’ risk profile.

In addition, based on conversations with the proxy solicitors hired to assist in the American Funds’ shareholder vote effort, presenting the elimination of each investment fundamental policy as a separate proposal would materially increase the costs to the Funds associated with the effort.  This increase in costs would directly and adversely impact shareholders.  Furthermore, we are proposing the elimination of these fundamental investment policies in conjunction with the other proposals in the Proxy Statement (reorganization to Delaware statutory trust, manager of managers relief, adoption of a common slate of fundamental policies) in an effort to streamline and standardize the American Funds operations.  If approved, we believe that the implementation of the proposals in the Proxy Statement would make these operations more efficient, thereby reducing costs of the Funds.  We believe that, in addition to being consistent with the 1940 Act, the proposal to eliminate certain fundamental investment policies presents the shareholder with a clear and concise discussion of the issue.

For all of these reasons, we respectfully disagree with the Staff’s position of the necessity of un-bundling Sub-Proposal 3G.

4.         Comment:  Under the heading “Shareholders Sharing the Same Address” in Part II of the Proxy Statement, please verify whether insurance companies household proxy statements.  If the insurance companies do not household please remove the disclosure.

Response:  We note your comment and will either amend or remove the disclosure, as appropriate.

5.         Comment:  Under the heading “Quorum” in Part II of the Proxy Statement, please clarify the effect of proportional voting by insurance companies.

Response:  We note your comment and will add disclosure to clarify the effect of proportional voting by insurance companies on the Series’ ability to reach a quorum.

6.         Comment:  Under the heading “Method of Tabulation” in Part II of the Proxy Statement, please amend the disclosure of the voting requirements for Proposal 1 and Proposals 3 through 7 to reflect “plain English” disclosure.

Response:  We note your comment and will revise the disclosure to simplify the manner in which the requirements are described.

Thank you for your consideration of our response to your comments.  We will include the additional disclosure indicated above in the Series’ Definitive Proxy Statement, which we intend to file with the SEC on, or about, August 28, 2009.

If you have any questions please do not hesitate to contact me at (213) 615-4024 or Herb Poon at (213) 615-0432.

Sincerely,

/s/ Michael J. Triessl

Michael J. Triessl
Counsel
Capital Research and Management Company